EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2014

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

March 26, 2015

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2014	December 31, 2013

Current
Cash and cash equivalents (Note 3)	$6,450,308	$12,683,069
Investments (Note 4)	743,786	1,229,085
Receivables (Note 5)	838,837	1,576,535
Prepaid expenses	52,209	113,256
Total current assets	8,085,140	15,601,945

Non-current
Restricted cash (Note 6)	230,144	528,945
Property and equipment (Note 7)	751,229	1,185,414
Investment in associated companies (Note 8)	4,072,737	3,960,650
Strategic investments (Note 4)	299,524	200,000
Exploration and evaluation assets (Note 9)	2,379,886	3,031,368
Royalty interest (Note 10)	29,327,960	35,063,725
Reclamation bonds (Note 11)	823,447	770,894
Goodwill (Note 12)	8,217,542	9,625,795
Other assets	104,484	104,484
Total non-current assets	46,206,953	54,471,275

TOTAL ASSETS	$54,292,093	$70,073,220

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 13)	$559,049	$649,843
Advances from joint venture partners (Note 14)	429,175	734,103
Total current liabilities	988,224	1,383,946

Non-current
Deferred income tax liability (Note 17)	8,217,542	10,710,552

TOTAL LIABILITIES	9,205,766	12,094,498

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	116,766,102	116,151,675
Commitment to issue shares (Note 15)	306,999	544,877
Reserves	15,443,247	11,264,150
Deficit	(87,430,021)	(69,981,980)
TOTAL SHAREHOLDERS' EQUITY	45,086,327	57,978,722

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,292,093	$70,073,220

Nature of operations (Note 1)

Approved on behalf of the Board of Directors on March 26, 2014

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013

ROYALTY INCOME	$2,247,334	$3,102,888
Cost of sales
Gold tax	(110,653)	(140,203)
Depletion (Note 10)	(1,334,845)	(1,681,688)
Net royalty income	801,836	1,280,997

EXPLORATION EXPENDITURES (Note 9)	6,866,714	9,616,402
Less: recoveries	(2,878,346)	(5,797,295)
Net exploration expenditures	3,988,368	3,819,107

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	926,095	982,239
Depreciation (Note 7)	139,806	129,104
Investor relations and shareholder information	292,017	310,203
Professional fees	457,963	533,519
Salaries and consultants	2,190,916	2,243,032
Share-based payments (Note 15)	1,030,411	527,495
Transfer agent and filing fees	100,512	118,770
Travel	357,367	298,376
Total general and administrative expenses	5,495,087	5,142,738

Loss from operations	(8,681,619)	(7,680,848)

Change in fair value of fair value throught profit or loss investments	(254,637)	(425,066)
Gain (loss) on sale of exploration and evaluation assets (Note 7)	(154,533)	205,940
Equity loss in associated companies (Note 8)	(1,086,649)	(2,093,823)
Foreign exchange (loss) gain	(335,208)	187,498
Realized loss on sale of investments	(19,049)	(51,114)
Interest income	83,829	173,896
Impairment of royalty interest (Note 10)	(7,371,765)	(4,765,511)
Write-off of exploration and evaluation assets (Note 9)	(707,567)	(1,780,890)
Write-off of other assets	-	(42,120)
Writedown of goodwill (Note 12)	(2,248,057)	-
Loss on derecognition and sale of property and equipment	(29,257)	(103,519)

Loss before income taxes	(20,804,512)	(16,375,557)
Deferred income tax recovery (Note 17)	3,356,471	2,392,945

Loss for the year	$(17,448,041)	$(13,982,612)

Basic and diluted loss per share	$(0.24)	$(0.19)

Weighted average number of common shares outstanding	73,154,139	72,509,793

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Loss for the year	$(17,448,041)	$(13,982,612)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	(400,476)	(280,000)
Currency translation adjustment	3,585,937	2,574,406
Comprehensive loss for the year	$(14,262,580)	$(11,688,206)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Cash flows from operating activities
Loss for the year	$(17,448,041)	$(13,982,612)
Items not affecting operating activities:
Interest income received	(83,829)	(173,896)
Unrealized foreign exchange effect on cash and cash equivalents	159,158	(87,151)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	254,637	425,066
Commitment to issue shares	376,549	641,357
Shares issued as performance bonuses	-	17,500
Share-based payments (Note 15)	857,936	-
Deferred income tax recovery	(3,356,471)	(2,392,945)
Depreciation (Note 7)	187,714	262,557
Depletion (Note 10)	1,334,845	1,681,688
Impairment of royalty interest (Note 10)	7,371,765	4,765,511
Writedown of goodwill (Note 12)	2,248,057	-
Realized loss on sale of investments	19,049	51,114
Loss on derecognition and sale of property and equipment	29,257	103,519
Derecognition of property and equipment on sale of exploration and evaluation assets	137,751	-
Equity loss in associated companies (Note 8)	1,086,649	2,093,823
Write-off of exploration and evaluation assets (Note 9)	707,567	1,780,890
Write-off of other assets	-	42,120
Unrealized foreign exchange (gain) loss	641,110	146,117
Shares received from joint venture partners included in exploration recoveries	(33,000)	(272,550)
Changes in non-cash working capital items:
Receivables (Note 5)	737,698	(544,477)
Prepaid expenses	61,047	91,235
Accounts payable and accrued liabilities (Note 13)	(90,794)	(954,534)
Advances from joint venture partners (Note 14)	19,402	519,781
Total cash used in operating activities	(4,781,944)	(5,785,887)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, net option payments received	(56,085)	101,185
Interest received on cash and cash equivalents	83,829	173,896
Proceeds from sale of other assets	-	12,458
Purchase and sale of fair value through profit and loss investments, net	242,252	195,559
Purchase of available-for-sale financial instruments	(500,000)	(480,000)
Purchase of investments in associated companies	(1,063,036)	(2,774,570)
Purchase of royalty interest	-	(200,000)
Restricted cash	(25,529)	(451,426)
Purchase and sale of property and equipment, net	79,463	25,492
Reclamation bonds	(52,553)	(282,372)
Total cash provided used in investing activities	(1,291,659)	(3,679,778)
Cash flows from financing activities
Proceeds from options exercised	-	361,600
Total cash provided by financing activities	-	361,600

Effect of exchange rate changes on cash and cash equivalents	(159,158)	87,151
Change in cash and cash equivalents	(6,232,761)	(9,016,914)
Cash and cash equivalents, beginning	12,683,069	21,699,983
Cash and cash equivalents, ending	$6,450,308	$12,683,069

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	8,569,269$	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as incentive stock grants	391,501	614,427	(614,427)	-	-	-	-
Commitment to issue shares	-	-	376,549	-	-	-	376,549
Equity investment share-based payments	-	-	-	135,700	-	-	135,700
Share - based payments	-	-	-	857,936	-	-	857,936
Foreign currency translation adjustment	-	-	-	-	3,585,937	-	3,585,937
Change in fair value of financial instruments	-	-	-	-	(400,476)	-	(400,476)
Loss for the year	-	-	-	-	-	(17,448,041)	(17,448,041)
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	9,562,905$	$5,880,342	$(87,430,021)	$45,086,327

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	($55,999,368)	$68,368,669
Shares issued as incentive stock grants	563,337	1,193,672	(1,193,672)	-	-	-	-
Shares issued on exercise of stock options	355,000	361,600	-	-	-	-	361,600
Share - based payments	10,000	17,500	-	-	-	-	17,500
Reclassification of fair value of options exercised	-	164,902	-	(164,902)	-	-	-
Commitment to issue shares	-	-	641,357	-	-	-	641,357
Equity investment share-based payments	-	-	-	277,802	-	-	277,802
Foreign currency translation adjustment	-	-	-	-	2,574,406	-	2,574,406
Change in fair value of financial instruments	-	-	-	-	(280,000)	-	(280,000)
Loss for the year	-	-	-	-	-	(13,982,612)	(13,982,612)
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	8,569,269$	$2,694,881	$(69,981,980)	$57,978,722

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Australia Pty Ltd	Australia	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets as loans and receivables and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments (continued)

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or,
•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of FVTPL marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
•	National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and equipment is recorded at cost. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value. The Company has no known decommissioning liabilities as of December 31, 2014 and 2013.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock grants is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

New and amended IFRS pronouncements effective January 1, 2014

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32 Financial Instruments: Presentation (“Amended IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of Amended IAS 32 did not have a significant impact on the Company’s consolidated financial statements.

IAS 36 Impairment of Assets (“Amended IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of Amended IAS 36 did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 Levies (“IFRIC 21”), an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective prospectively for annual periods commencing on or after January 1, 2014. The adoption of IFRIC 21 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective (Continued)

uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	December 31, 2014	December 31, 2013
Cash	$3,311,196	$3,519,309
Short-term deposits	3,139,112	9,163,760
Total	$6,450,308	$12,683,069

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

4. INVESTMENTS

At December 31, 2014, the Company had the following investments:

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

5. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2014	December 31, 2013
Royalty income receivable	$142,864	$186,298
Refundable taxes	243,503	999,869
Recoverable exploration expenditures and advances	274,085	248,597
Other	178,385	141,771
Total	$838,837	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2014	December 31, 2013
Canadian Dollars	$102,952	$81,384
US Dollars	588,829	1,329,075
Turkish Lira	133,440	140,412
Swedish Krona	12,574	22,418
Other	1,042	3,246
Total	$838,837	$1,576,535

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

6. RESTRICTED CASH

At December 31, 2014, the Company classified $230,144 (2013 - $528,945) as restricted cash. This amount is comprised of $148,334 (2013 - $148,334) held as collateral for its corporate credit cards, $50,960 (2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $30,850 (2013 - $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA and Haiti.

7. PROPERTY AND EQUIPMENT

During the year ended December 31, 2014 and 2013, depreciation of $47,908 (2013 - $133,453) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2012	$116,986	$222,684	$129,207	$370,937	$615,302	$552,277	$2,007,393
Additions	-	3,529	1,951	-	-	-	5,480
Disposals and derecognition	(25,273)	(48,861)	(125,135)	(62,049)	(42,859)	-	(304,177)
As at December 31, 2013	$91,713	$177,352	$6,023	$308,888	$572,443	$552,277	$1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(224,237)	-	(137,751)	(361,988)
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708

Accumulated depreciation
As at December 31, 2012	$71,416	$118,771	$65,594	$88,764	$85,866	$-	$430,411
Additions	25,718	32,119	8,295	79,628	116,797	-	262,557
Disposals and derecognition	(24,147)	(44,874)	(73,889)	(26,776)	-	-	(169,686)
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	18,726	26,015	3,958	24,495	114,520	-	187,714
Disposals and derecognition	-	-	-	(115,517)	-	-	(115,517)
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229

During the year ended December 31, 2014, the Company sold certain exploration and evaluation assets for a net loss of $154,533. Included in this sale was land with a recorded value of $137,751.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At December 31, 2014, the Company’s investment in the joint venture was $Nil (2013 - $Nil). The Company’s share of the net loss of the joint venture for the year ended December 31, 2014 and 2013 was $Nil.

The Company also has a 42.34% equity investment in IG Copper, LLC (“IGC”). At December 31, 2014, the Company has paid an aggregate of $7,892,345 towards its investment (2013 - $6,829,309). At December 31, 2014, the Company’s investment less its share of accumulated equity losses was $4,072,737 (2013 - $3,960,650). The Company’s share of the net loss for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2014 and 2013, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2014	December 31, 2013
Asia Pacific	Various	$81,124	$81,124
Haiti	Various	56,085	-
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Jasper Canyon, Arizona	-	235,856
of America	Silver Bell, Arizona	-	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095
Total		$2,379,886	$3,031,368

During the year ended December 31, 2014 the Company wrote-off previously capitalized acquisition costs of $707,567 which related to the Jasper Canyon and Silver Bell projects in the US. All claims for the Jasper Canyon and Silver Bell are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended December 31, 2013 the Company wrote-off previously capitalized acquisition costs of $1,780,890 of which $1,104,389 related to the Cathedral Well, Mineral Hill, Red Hills, and Richmond Mountain projects in the US, $7,174 related to the Golcuk property in Turkey, and $642,992 related to the Koonenberry project in Australia.

Geothermal Assets

In August 2013, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), a private company, for US$200,000 (received), 50 common shares of SGL (received and valued at $Nil) amounting to a 5% ownership in SGL, and gross royalties from future geothermal energy production, resulting in a gain on sale of $205,940.

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with four key license holders.

Koonenberry - Perry & Armstrong

On December 7, 2009, the Company entered into an agreement, subsequently amended, to acquire a right to earn up to a 100% interest in an exploration license. To acquire its interest, the Company was required to provide consideration of A$100,000 (A$60,000 paid and A$40,000 in shares issued) and work commitments totaling A$350,000 (incurred) over a period of three years.

In April 2013, the Company earned its 100% ownership of the exploration license and the vendor’s interest has reverted to a 2% net smelter returns royalty (“NSR”). The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenberry - Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd, and wholly owned subsidiary of Arastra Explorations Pty Ltd, to acquire a right to earn up to a 100% interest in four Exploration Licenses in consideration of A$50,000 cash (paid) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (A$300,000 paid in cash and A$70,000 in shares issued) and satisfying work commitments of A$5,500,000 (A$1,300,000 incurred) over a period of five years. The Company had earned a 50% interest in the four Exploration Licenses.

By mutual agreement in September 2013, the venture agreement was terminated and the 50% interest earned by the Company was exchanged for a 100% ownership in one of the licenses (subject to a 2% NSR in favor of Arastra), and a 1% NSR against the other three licenses.

Koonenberry - Rockwell

The Company entered into an agreement on March 2, 2011 to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments totaling A$200,000 over two years through a combination of A$150,000 cash (paid), A$50,000 in shares (issued), and satisfying work commitments totaling A$1,100,000 ($600,000 incurred) over a three year period.

In October 2013 the agreement was terminated and the Company was granted a NSR of 0.5% in and over the tenement held by Rockwell Resources Pty Ltd.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

Koonenberry - Bates

The Company entered into an agreement on May 14, 2010 to earn a 100% interest in two New South Wales exploration license applications. Under this agreement, the Company made a payment of A$15,000, and satisfied work commitments totaling A$170,000 over a two year period.

In April 2013, the Company earned its 100% ownership of the two exploration licenses and the vendor’s interest has reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, giving NQM the right to acquire the Company’s Koonenberry exploration licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

Asia Pacific (New Zealand) exploration licenses

On November 15, 2012, the Company signed an option agreement to sell all of the issued share capital of EMX New Zealand (BVI) Inc. (“EMX-NZ”), a wholly owned subsidiary of the Company to Glass Earth Gold Limited (“GEG”) a TSX-V and New Zealand Alternative Exchange listed company. EMX-NZ is the owner of all of the issued share capital of Hauraki Gold Limited (“HGL”), a company incorporated in New Zealand and the registered holder of certain exploration permits in New Zealand. The purchase and sale agreement included an execution payment of US$85,567 (received) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold. On January 8, 2014, the Company notified GEG their intentions to terminate the agreement due to GEG’s default of certain terms of the agreement.

On November 13, 2014, the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire HGL. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The JV is waiting for approval of Research Permits by the Government of Haiti. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haiti government placed the Mining Convention process on hold while its parliament began working on a new mining law. The Government deferred further consideration of the JV’s request for the Research Permits that would cover the six DP’s, and request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending. As a result, Newmont placed the JV’s on care and maintenance status. The Company considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden licenses

The Company has certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Strategic Alliance”) with Antofagasta Minerals S.A., (“Antofagasta”). The Strategic Alliance includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and an agreement to designate certain properties as a designated project (“DP”), with a right of Antofagasta to earn up to an undivided 70% interest therein. On February 17, 2013, the Strategic Alliance reached the end of its two year tenure. During the tenure of the Strategic Alliance, three DPs were generated and funded by Antofagasta. On March 3, 2014 Antofagasta advised the Company that they would be discontinuing further funding of the DPs. The Company now has no commitments or obligations pursuant to the Strategic Alliance.

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed an agreement to joint venture the Sisorta gold project with Chesser Resources Ltd, (“Chesser”). Chesser earned a 51% interest in the JV by making payments of 3,000,000 common shares, US$300,000 cash and funding US$4,000,000 in exploration expenditures.

On April 2, 2012, the Company and Chesser executed an agreement to sell the Sisorta property to a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”). The agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion or its cash equivalent ($80,216 received), and to undertake a US $500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 6,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% NSR from any production on the property will also be received. As the Company has a 49% interest in Sisorta, its share of the above will comprise 3,381 troy ounces of gold bullion and a 1.225% NSR. Colakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. In March 2015, Chesser and the Company signed definitive agreements pursuant to which the Company would acquire all of Chesser’s interest in the Sisorta project.

Akarca Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company. Centerra may earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years (incurred) and making a payment of US$1,000,000 within 30 days of earn-in (not paid).

On October 29, 2012, the parties signed a Termination of Shareholders Agreement, and in return for relieving Centerra of certain exploration and payment obligations Eurasian regained 100% control of Akarca.

On June 30, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

The agreement requires Çolakoglu to make an up-front payment of US$250,000 (received). In order to exercise the option, Colakoglu must drill at least 5,000 meters by the end of the first year (completed), pay US$500,000 within 18 months (subsequently extended to 24 months upon payment of $100,00 of that amount) and, if the option is exercised, must pay a cumulative US$4,250,000 over a period of three years from the date of the agreement, must drill a cumulative 20,000 meters over a period of four years from the date of the agreement, and must produce a NI 43-101 compliant feasibility study between years 6.5 and 9.5. In addition, Colakoglu must deliver up to 18,000 troy ounces of gold under certain terms and conditions. The Company will retain a 3.5% NSR.

Dedeman Agreement - Aktutan

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic A.S. (“Dedeman”) for the sale of the Aktutan exploration property. Dedeman is required to make a US$40,000 (received) advance royalty payment to the Company prior to August 7, 2008, US$60,000 (received) prior to August 7, 2009 and US$100,000 (received) prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% NSR and can re-acquire the property if Dedeman decides to relinquish it. As of December 31, 2014, Dedeman is current with respect to their advance royalty payments.

Dedeman Agreement – Alankoy, Balya and Sofular

In November 2006, the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% NSR on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (received) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year (completed) and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% NSR and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license.

Dedeman also acquired the Sofular properties and the Company retains a 3% NSR on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% NSR on Sofular at any time for US$1,000,000. In February 2015, Dedeman determined it would relinquish the Sofular properties, and the Company declined to re-acquire them.

Ferrite Agreement - Alankoy

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after June 3, 2014 (the Effective Date). In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries of the Effective Date, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Tumad Agreement - Trab-23

The Trab-23 property is located in northeast Turkey. In February 2013 Tumad Madencilik San.Ve TIC, A.S. (“Tumad”), executed an option agreement (the “Trab-23 Agreement”) to acquire Trab-23 from the Company. The Trab-23 Agreement provides an upfront transfer of the two licenses to Tumad, in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two licenses into a single exploitation license. This license combination and transfer occurred on September 11, 2014 (the “Transfer Date”). Provided that Tumad has made the payments and performed the work described in the Trab-23 Agreement, on or before September 11, 2017 Tumad may exercise its option to retain the property, and after such election, shall pay annual minimum royalties of US$100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay the Company a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date (received);

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received);

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received subsequent to year end); and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

In addition to the transfer of shares, Pasinex will pay annual minimum royalties of 50 troy ounces of gold on the fourth anniversary of the effective date of the agreement, and 75 troy ounces of gold on the fifth anniversary and each anniversary thereafter until commencement of production. Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex has the option of purchasing 0.9% of the royalty for $1,000,000 USD prior to the 6th anniversary of the effective date of the agreement.

United States exploration licenses

Aguila de Cobre Property, Arizona

The Company holds a 100% interest in the Aquila de Cobre property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit.

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Desert Star’s earn-in requirements for each of the three projects consist of delivering 350,000 common shares of Desert Star (a total of 1,050,000 received) upon TSX-V approval, incurring a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and making additional milestone payments to the Company.

On September 1, 2014, the Copper King and Red Top agreements were amended and during the remainder of 2014, the Company received payments totaling US$62,974. The Copper Springs amendment extended the required payments into 2015 and in January, 2015, Desert Star terminated its interest in the Copper Springs project before any payments were received and the Company regained 100% control of the project.

Buckhorn Creek, Frazier Creek, and Jasper Canyon Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Frazier Canyon, Buckhorn Creek, and Jasper Canyon projects for a combination of cash payments, work commitments, and common shares. The agreements granted Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects. Upon execution of the agreement and TSX-V approval, the Company received US$37,500 (US$12,500 per project) and 450,000 common shares at a value of US$19,440 (150,000 common shares per project) of Savant as execution payments, and payments totaling US$59,325 as reimbursement of amounts paid by BCE to keep the respective claims in force for the 2013 assessment year.

During the year ended December 31, 2014, the Company received US$140,000 (US$70,000 per project), and 200,000 common shares at a value of $8,000 (100,000 common shares per project) as the work commitment and common share requirements related to the Buckhorn Creek and Frazier Creek projects. Both projects and agreements remain in good standing. On July 25, 2014 Savant terminated its option to acquire the Jasper Canyon project and the Company wrote-off $235,856 in capitalized exploration and evaluation costs.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company holds a 100% interest in the Cathedral Well property comprised of certain unpatented federal mining claims, located on Bureau of Land Management (“BLM”) and National Forest lands subject to a 0.5% NSR. The 100% owned Richmond Mountain property comprises certain unpatented federal mining claims.

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for the Company’s Cathedral Well gold project. Ely Gold can earn a 100% interest in the project by paying EMX a total of US$100,000 as follows: US$25,000 (received) upon execution of the agreement and US$75,000 over the next three years, after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% equity interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

On July 19, 2014, Vale terminated its interest in the agreement with the Company regaining 100% control of the project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Copper Warrior Property, Utah

The Company holds a 100% interest in the Copper Warrior property comprised of certain unpatented federal lode mining claims.

French Bullion Property, Nevada

The Company holds a 100% interest in the French Bullion property comprised of certain unpatented federal lode mining claims.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

Jasper Canyon Property, Globe-Miami District, Arizona

The Company holds a 100% interest in the Jasper Canyon property comprised of certain unpatented federal lode mining claims.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain unpatented federal lode mining claims and certain State of Arizona exploration permits.

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 (US$ 25,000 received) within five years after the date of the Agreement. Kennecott relinquished its interest in the project, with the Company regaining 100% control.

Mesa Well Property, Arizona

The Company holds a 100% interest in mineral rights held by certain Arizona State Exploration Permits.

Mineral Hill Property, Wyoming

The Mineral Hill property is comprised of certain unpatented mining claims staked by the Company on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP (“MH”) who owns a 100% interest in certain patented mining claims and unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that consideration received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to MH. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and MH, all further consideration will be divided as to 30% to the Company and 70% to MH. An amendment was executed during fiscal 2013 whereby all future payments are to be divided 50% to the Company and 50% to MH.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Parks-Salyer Property, Arizona

The Company holds a 100% interest in the Parks-Salyer property comprised of one State of Arizona exploration permit.

Red Hills Property, Arizona

The Red Hills property is comprised of certain federal unpatented mining claims, and certain Arizona State exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and an Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% NSR. The Company executed an amendment assigning the GEO interest to GeoNovus Minerals Corp. (“GEN”), after GEO’s merger with New Gold Inc. on November 16, 2011. GEN terminated their interest in the project on August 30, 2014 and the Company subsequently relinquished all mineral rights. $156,825 in exploration and evaluation costs related to the Red Hills project was written-off during the year ended December 31, 2013.

Rush Property, Colorado

Subsequent to year end, the Company staked federal mining claims and now holds a 100% interest in the Rush property.

San Manuel Property, Arizona

The Company holds a 100% interest in the San Manuel property comprised of certain State of Arizona exploration permits.

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% NSR. On December 15, 2011, the Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc. In September 2014 the agreement with GEN was terminated with the Company regaining 100% control of the project. As a result of the termination of the agreement, the Company wrote-off $471,711 of exploration and evaluation costs related to the project.

Sleeping Beauty Project, Globe-Miami District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims which were acquired by staking during fiscal 2014.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company may earn a 100% interest in the claims for cash payments totaling US$1,000,000 on or before July 31, 2014 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to the original owners of the property and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

On February 14, 2014 FMEC terminated its interest in the Superior West property with the Company regaining 100% control of the project.

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”). By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of US$140,000 in cash payments (received), common shares of ETG valued at $85,000 (received), minimum exploration expenditures of$1,900,000 (incurred), and delivery of a bankable feasibility study and advanced production payments of $375,000 by the 10th anniversary (2019).

In October 2014, the Company received a US$50,000 option payment and verified that all exploration expenditures due on the property had been met and that the agreement is in good standing.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia		Desert Star									Other *	Total
		Vale		Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
			Resources
Administration Cost	$98,160	$441	$532	$127,290	$128,263	$3,205	$44,006	$47,211	$7,464	$5,677	$13,141	$160,164	$446,939
Assays	-	1,150	6,762	2,561	10,473	92	1,201	1,293	1,476	-	1,476	-	13,242
Drilling / Trenching	43,504	412,048	-	325,803	737,851	-	6,284	6,284	78,729	48	78,777	435	866,851
Logistics	44,360	348,415	15,010	91,307	454,732	15,663	79,200	94,863	18,124	18,100	36,224	31,678	661,857
Personnel	523,388	82,529	85,494	861,941	1,029,964	220,497	357,574	578,071	158,264	109,111	267,375	98,833	2,497,631
Property Cost	110,008	166	128,424	549,580	678,170	160,045	17,395	177,440	35,593	18,209	53,802	1,877	1,021,297
Professional Services	104,432	-	495	19,088	19,583	26,148	90,656	116,804	108,600	37,225	145,825	90,827	477,471
Share Based Payments	33,106	-	-	110,759	110,759	-	6,973	6,973	-	15,956	15,956	37,280	204,074
Technical Studies	55,779	8,660	30,436	48,092	87,188	391	130,860	131,251	16,907	6,600	23,507	212,330	510,055
Travel	79,750	-	-	17,032	17,032	-	5,580	5,580	25,594	11,349	36,943	27,992	167,297
Total Expenditures	1,092,487	853,409	267,153	2,153,453	3,274,015	426,041	739,729	1,165,770	450,751	222,275	673,026	661,416	6,866,714
Recoveries	-	(920,238)	(297,845)	(584,356)	(1,802,439)	(444,044)	-	(444,044)	-	-	-	-	(2,246,483)
Operator fees	-	(72,725)	(29,938)	(54,853)	(157,516)	-	-	-	-	-	-	-	(157,516)
Option Payments	-	-	(139,056)	(110,410)	(249,466)	-	(110,410)	(110,410)	-	-	-	-	(359,876)
Other Property Income	(7,121)	(9,233)	(1,292)	(1,716)	(12,241)	-	(49,579)	(49,579)	(45,530)	-	(45,530)	-	(114,471)
Total Recoveries	(7,121)	(1,002,196)	(468,131)	(751,335)	(2,221,662)	(444,044)	(159,989)	(604,033)	(45,530)	-	(45,530)	-	(2,878,346)
Net Expenditures	$1,085,366	$(148,787)	$(200,978)	$1,402,118	$1,052,353	$(18,003)	$579,740	$561,737	$405,221	$222,275	$627,496	$661,416	$3,988,368

* Significant components of “Other” exploration expenditures for the year ended December 31, 2014 were Austria - $233,050; Haiti - $184,777; and Georgia - $138,304.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			Asia Pacific
															Other *	Total
	Antofagasta	Other	Total	Vale	Geonovus	Alaska	Other USA	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$62,246	$46,026	$108,272	$19,304	$1,005	$-	$107,275	$127,584	$64,644	$38,969	$103,613	$5,113	$5,468	$10,581	$119,318	$469,368
Assays	26,963	1,285	28,248	4,294	779	-	1,561	6,634	37,963	9,823	47,786	10,211	229	10,440	8,007	101,115
Drilling / Trenching	431,793	15,324	447,117	707,640	348,613	-	88,122	1,144,375	109,321	7,424	116,745	-	-	-	-	1,708,237
Logistics	58,089	49,951	108,040	572,999	24,887	-	56,378	654,264	43,508	121,962	165,470	43,049	6,516	49,565	144,284	1,121,623
Personnel	263,334	358,597	621,931	238,870	117,105	-	801,007	1,156,982	379,594	438,863	818,457	141,572	56,839	198,411	176,022	2,971,803
Property Cost	215,042	82,348	297,390	55,418	107,865	20,154	321,610	505,047	165,522	40,508	206,030	61,394	7,234	68,628	46,354	1,123,449
Professional Services	69,955	44,138	114,093	463	-	-	40,000	40,463	92,982	186,620	279,602	58,973	31,107	90,080	101,997	626,235
Share Based Payments	-	37,474	37,474	-	-	-	47,591	47,591	-	-	-	-	37,868	37,868	8,429	131,362
Technical Studies And
Consultants	2,316	8,945	11,261	71,971	97,126	15,906	66,757	251,760	72,667	18,434	91,101	9,273	41,044	50,317	687,894	1,092,333
Travel	52,185	63,938	116,123	354	45	-	20,624	21,023	-	37,235	37,235	14,628	20,406	35,034	61,462	270,877
Total Expenditures	1,181,923	708,026	1,889,949	1,671,313	697,425	36,060	1,550,925	3,955,723	966,201	899,838	1,866,039	344,213	206,711	550,924	1,353,767	9,616,402
Recoveries	(1,182,282)	(17,829)	(1,200,111)	(1,759,162)	(743,803)	-	(211,665)	(2,714,630)	(325,631)	(18,227)	(343,858)	-	(1,815)	(1,815)	(30,460)	(4,290,874)
Operator fees	-	(374,651)	(374,651)	(189,355)	(72,962)	-	(7,588)	(269,905)	-	-	-	-	-	-	-	(644,556)
	-	-	-	-	(154,470)	-	(75,894)	(230,364)	-	(346,124)	(346,124)	-	-		-	(576,488)
Other Property Income	-	-	-	-	-	-	-	-	-	(285,377)	(285,377)	-	-	-	-	(285,377)
Total Recoveries	(1,182,282)	(392,480)	(1,574,762)	(1,948,517)	(971,235)	-	(295,147)	(3,214,899)	(325,631)	(649,728)	(975,359)	-	(1,815)	(1,815)	(30,460)	(5,797,295)
Net Expenditures	$(359)	$315,546	$315,187	$(277,204)	$(273,810)	$36,060	$1,255,778	$740,824	$640,570	$250,110	$890,680	$344,213	$204,896	$549,109	$1,323,307	$3,819,107

*Significant components of “Other” exploration expenditures for the year ended December 31, 2013 include Brazil - $569,443, Georgia - $142,771, Austria - $249,101, and Haiti - $275,281.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2014 and 2013:

Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(1,681,688)
Impairment charge	(4,765,511)
Cumulative translation adjustments	2,572,332
Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,334,845)
Impairment charge	(7,371,765)
Cumulative translation adjustments	2,970,845
Balance, December 31, 2014	$29,327,960

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the year ended December 31, 2014, $801,836 (2013 - $1,280,997) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. As a result of these changes, the Company recorded $7,371,765 (2013 - $4,765,511) in impairment charges for the year ended December 31, 2014 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $2,493,010 (2013 - $1,779,707) with a corresponding entry to deferred income tax recovery.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	December 31, 2014	December 31, 2013
Australia - various properties	$75,864	$57,881
Sweden - various properties	7,984	7,884
Turkey - various properties	273,097	238,356
U.S.A - various properties	466,502	466,773
Total	$823,447	$770,894

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the years ended December 31, 2014 and 2013:

Balance, December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	655,281
Balance, December 31, 2013	$9,625,795
Adjusted for:
Impairment charge	(2,248,057)
Cumulative translation adjustment	839,804
Balance, December 31, 2014	$8,217,542

The Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce asset component and any excess to goodwill within CGU. As result, the Company has written down the goodwill by $2,248,057 (2013 - $Nil).

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013
Accounts payable	$267,214	$395,523
Accrued liabilities	291,835	254,320
Total	$559,049	$649,843

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

14. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2014	December 31, 2013
U.S.A.	$429,175	$516,328
Sweden	-	212,225
Haiti	-	5,550
Total	$429,175	$734,103

15. CAPITAL STOCK

Authorized

As at December 31, 2014, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the year ended December 31, 2014, the Company issued:

•	391,501 shares valued at $614,427 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

For the year ended December 31, 2013, the Company issued:

•	563,337 shares valued at $1,193,672 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares;
•	355,000 common shares for gross proceeds of $361,600 pursuant to the exercise of stock options; and
•	10,000 common shares value at $17,500 as employment compensation.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2014 and 2013, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	4,798,700	$2.26
Exercised	(355,000)	1.02
Cancelled/expired	(448,000)	2.37
Balance as at December 31, 2013	3,995,700	2.36
Granted	1,608,500	1.18
Cancelled and expired unexercised	(111,000)	1.62
Balance as at December 31, 2014	5,493,200	2.03

Number of options exercisable as at December 31, 2014	5,493,200	$2.03

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

15. CAPITAL STOCK (Continued)

Stock Options (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2014:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 8, 2010 *	150,000	150,000	1.74	February 8, 2015
May 7, 2010	917,500	917,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,473,000	1,473,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019

Total	5,493,200	5,493,200

* expired unexercised subsequent to December 31, 2014
The weighted average remaining useful life of stock options is 2.27 years

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the year ended December 31, 2014, the Company recorded aggregate share-based payments of $1,234,485 (2013 - $658,857) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Year ended December 31, 2014	Expenses	Expenditures	Total

Commitment to issue shares	$346,961	$29,588	$376,549
Fair value of stock options granted	683,450	174,486	857,936
	$1,030,411	$204,074	$1,234,485

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

15. CAPITAL STOCK (Continued)

Share-based Payments (continued)

	General and
	Administrative	Exploration
Year ended December 31, 2013	Expenses	Expenditures	Total

Commitment to issue shares	$509,995	$131,362	$641,357
Shares issued as performance bonuses	17,500	-	17,500
	$527,495	$131,362	$658,857

The weighted average fair value of the stock options granted during the year ended December 31, 2014 was $0.53 per stock option (2013 - $Nil per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Risk free interest rate	1.46%	0.00%
Expected life (years)	5	-
Expected volatility	51.63%	0.00%
Dividend yield	-	-

Warrants

During the years ended December 31, 2014 and 2013, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	13,265,138	$3.70
Expired	(4,089,605)	3.10

Balance as at December 31, 2013 and 2014	9,175,533	$4.56

As at December 31, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88	(1)	March 12, 2015
Private placement, November 8, 2010	6,200,000	5.00	(2)	November 8, 2015
Private placement, November 12, 2010	800,000	5.00	(3)	November 12, 2015
Finders warrants, November 8, 2010	255,900	5.00	(2)	November 8, 2015
Total	9,175,533

(1)	Expired unexcersed subsequent to Decmber 31, 2014
(2)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(3)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors	168,496	183,513	352,009
Seabord Services Corp. *	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors	175,798	35,223	211,021
Seabord Services Corp. *	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $8,064 (2013 - $2,599) owed to key management personnel and $29,612 (2013 - $39,183) to other related parties.

17. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2014	December 31, 2013
Royalty interest	$(9,933,985)	$(12,901,876)
Tax loss carryforwards	1,616,508	1,315,968
Other	99,935	875,356
	$(8,217,542)	$(10,710,552)

As at December 31, 2014, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2014	December 31, 2013	Expiry Date Range
Tax loss carry forwards	$36,586,000	$29,433,000	2026-2034
Share issue costs	65,000	327,000	2015
Exploration and evaluation assets	9,183,007	10,538,794	No expiry
Other	$7,937,261	$6,244,171	No expiry

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

17. INCOME TAXES (Continued)

Income Tax Expense

	December 31, 2014	December 31, 2013
Current tax expense	$-	$-
Deferred tax recovery	(3,356,471)	(2,392,945)
	$(3,356,471)	$(2,392,945)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.0% (2013 - 25.75%) as follows:

	December 31, 2014	December 31, 2013
Expected income tax (recovery)	$(5,409,173)	$(4,212,703)
Effect of lower tax rates in foreign jurisdictions	(1,217,191)	(890,053)
Permanent differences	2,735,843	719,540
Change in unrecognized deductible temporary differences and other	751,860	1,064,418
Foreign exchange	(217,810)	925,853
	$(3,356,471)	$(2,392,945)

18. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2014 and 2013, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2014	December 31, 2013
Asia Pacific	$81,124	$81,124
Haiti	56,085	-
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,572,375	2,279,942
Total	$2,379,886	$3,031,368

PROPERTY AND EQUIPMENT	December 31, 2014	December 31, 2013
Asia Pacific	$12,694	$110,769
Canada	1,630	15,280
Georgia	6,490	11,011
Haiti	9,040	12,574
Sweden	11,502	23,285
Turkey	24,723	67,373
U.S.A	685,150	945,122
Total	$751,229	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2014, the Company had working capital of $7,096,916 (2013 - $14,217,999). Management will need additional sources of working capital to continue it’s currently planned programs beyond twelve months, by issuing new shares or the sale of assets. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,450,308	$-	$-	$6,450,308
Restricted cash	230,144	-	-	230,144
Fair value through profit or loss
investments	743,786	-	-	743,786
Available for sale investments	299,524	-	-	299,524
Total	$7,723,762	$-	$-	$7,723,762

The carrying value of receivables, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $104,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2014 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,941,359
Receivables	506,433
Accounts payable and accrued liabilities	(543,983)
Net exposure	1,903,809
Canadian dollar equivalent	$2,213,558

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2014

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency Risk (continued)

Based on the above net exposure as at December 31, 2014, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $22,000 in the Company’s pre-tax profit or loss.

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year period ended December 31, 2014 included:

a.	Recorded a loss through accumulated other comprehensive income of $400,476 related to the fair value adjustments on AFS financial instruments;

b.	Issuance of 391,501 incentive stock grants valued at $614,427 applied to commitment to issue shares;

c.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the year;

d.	Adjusted reserves and investment in associated companies for $135,700 related to share-based payments made by an associated company; and

e.

Adjusted non-current assets and liabilities for $3,585,937 related to cumulative translation adjustments (“CTA”), of which $2,970,845 relates to CTA gain on royalty interest, $839,804 relates to CTA gain on goodwill, $504,327 relates to a CTA loss on deferred tax liability and $279,615 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the year ended December 31, 2013 included:

a.	Reclassification of $164,902 of share based payment reserve to share capital from the exercise of options;

b.	Received 500,000 common shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

c.	Recorded a loss through accumulated other comprehensive income of $280,000 related to the fair value adjustments on AFS financial instruments;

d.	Issuance of 563,337 incentive stock grants valued at $1,193,672 applied to commitment to issue shares; and

e.

Adjusted non-current assets and liabilities for $2,574,406 related to CTA, of which $2,572,332 relates to CTA gain on royalty interest, $655,281 relates to CTA gain on goodwill, $829,755 relates to CTA loss on deferred tax liability and $176,548 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.